State of Utah

DEPARTMENT OF COMMERCE

Division of Corporations & Commercial Code

Articles of Amendment to Articles of Incorporation (Profit)

Entity Number: 913097-0142

Non-Refundable Processing Fee: $37.00

Pursuant to UCA §16-10a part 10, the individual named below causes this Amendment to the Articles of Incorporation to be delivered to the Utah Division of Corporations for filing, and states as follows:

1.	The name of the corporation is: Healthtech Solutions, Inc.
2.	The date the following amendment was adopted: March 26, 2021.
3.	If changing the corporation name, the new name of the corporation is:
4.	The text of each amendment adopted (include attachment if additional space needed):

(See attachment)

5.	If providing for an exchange, reclassification or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:

6.	Indicate the manner in which the amendment(s) was adopted (mark only one):

☒ Adopted by Incorporators or Board of Directors - Shareholder action not required.

□ Adopted by Shareholders - Number of votes cast for amendment was sufficient for approval.

7.	Delayed effective date (if not to be effective upon filing) (MM-DD-YYYY not to exceed 90 days)

Under penalties of perjury, I declare that this Amendment of Articles of Incorporation has been examined by me and is, to the best of my knowledge and belief, true, correct and complete.

By: /s/ Robert Brantl

Title: Secretary

Date: March 31, 2021

. Under GRAMA {63-2-201}, all registration information maintained by the Division is classified as public record. For confidentiality purposes, you may use the business entity physical address rather than the residential or private address of any individual affiliated with the entity.

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Entity Number: 913097-0142

Corporation: HYB Holding Corp.

ATTACHMENT TO ARTICLES OF AMENDMENT TO ARTICLES OF INCORPORATION (PROFIT)

Item 4 of the Articles of Incorporation to Articles of Incorporation (Profit) is amended as follows:

ARTICLE IV - AUTHORIZED SHARES

The aggregate number of shares the Corporation shall have authority to issue is Two Hundred Two Million (202,000,000) shares, consisting of Two Hundred Million (200,000,000) shares of Common Stock, par value of $0.001 per share, One Hundred Fifty Six Thousand, Eight Hundred Thirty-Seven (156,837) shares of Series A Preferred Stock, One Million Five Hundred Thousand (1,500,000) shares of Series B Preferred Stock, Thirty Thousand (30,000) shares of Series C Preferred Stock, and Three Hundred Thirteen Thousand, One Hundred Sixty-Three (313,163) shares of Preferred Stock, par value $0.001 per share.

Series A Preferred Stock

The Series A Preferred Stock shall have the powers, preferences, rights, qualifications, limitations and restrictions set forth as follows:

1.                Liquidation. Upon the liquidation, dissolution and winding up of the Corporation, the holder of each share of the Series A Preferred Stock shall be entitled to receive out of the net assets of the Corporation, before any amount shall be paid to the holders of any other class of stock, the sum of One Cent ($0.01) per share, after which the Holders of Series A Preferred Stock shall share in the distribution with the holders of the Common Stock on a pari passu basis, except that in determining the appropriate distribution of available cash among the shareholders, each share of Series A Preferred Stock shall be deemed to have been converted into the number of shares of the Corporation’s Common Stock into which that Holder’s Series A Preferred Stock would be converted on the record date for the distribution.

2.                Voting. Each share of Series A Preferred Stock shall entitle the holder thereof to cast on all matters submitted to a vote of the stockholders of the Corporation that number of votes which equals the number of shares of Common Stock into which such holder's shares of Series A Preferred Stock are convertible on the record date for the stockholder action.

3.                Conversion.

A.	Conversion. Any shares of Series A Preferred Stock may, at any time, at the option of the holder, be converted into fully paid and nonassessable shares of Common Stock (a "Conversion"). The number of shares of Common Stock to which a holder of Series A Preferred Stock shall be entitled upon a Conversion shall be the product obtained by multiplying the number of shares of Series A Preferred Stock being converted by two thousand (2,000) (the “Adjustment Number”).
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B.	Dividend Payable in Shares of Stock. In the event the Corporation shall at any time declare or pay any dividend on Common Stock payable in shares of Common Stock, then the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.
C.	Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, reorganization, or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the Conversion Rights of Series A Preferred Stock shall at the same time be modified such that upon Conversion of a share of Series A Preferred Stock the holder shall receive the product of the Adjustment Number times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.
D.	Adjustment for Reclassification, Exchange and Substitution. At any time or times the Common Stock issuable upon the conversion of the Series A Preferred Stock is changed into the same or a different number of shares of any class or classes of the Corporation’s stock, whether by recapitalization, combination, consolidation, reverse stock split, reclassification or otherwise, in any such event the Adjustment Number shall be changed proportionately to the change in the number of shares of Common Stock resulting from the recapitalization, reclassification or other change.
E.	Conversion Notice. The Holder of a share of Series A Preferred Stock may exercise its right to conversion by giving a written conversion notice (the “Conversion Notice”) (x) by email to the Corporation confirmed by a telephone call or (y) by overnight delivery service, with a copy by email to the Corporation’s transfer agent for its Common Stock, as designated by the Corporation from time to time. If conversion will result in the conversion of all of a Holder’s Series A Preferred Stock, the Holder shall surrender the certificate for the Series A Preferred Stock to the Corporation at its principal office (or such other office or agency of the Corporation may designate by notice in writing to the Holder) at any time during its usual business hours.

F.               Issuance of Certificates; Time Conversion Effected.

Promptly, but in no event more than three (3) trading days after the Conversion Date, the Corporation shall issue and deliver, or the Corporation shall cause to be issued and delivered, to the Holder, registered in such name or names as the Holder may direct, a certificate or certificates for the number of whole shares of Common Stock into which the Series A Preferred Stock has been converted. In the alternative, if the Corporation’s Transfer Agent is a participant in the electronic book transfer program, the Transfer Agent shall credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to the Holder's or its designee's balance account with The Depository Trust Corporation. The "Conversion Date" shall be the date on which the Conversion Notice is received and the Holder has surrendered the Series A Preferred Stock certificate (if required). The person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby on the Conversion Date. Issuance of shares of Common Stock issuable upon conversion that are requested to be registered in a name other than that of the registered Holder shall be subject to compliance with all applicable federal and state securities laws.

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G.	Fractional Shares. The Corporation shall not, nor shall it cause its transfer agent to, issue any fraction of a share of Common Stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Corporation shall round, or cause the Transfer Agent to round, such fraction of a share of Common Stock up to the nearest whole share.

4.                Notices of Record Date. Upon (i) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any sale of the Corporation, capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall mail to each holder of Series A Preferred Stock at least twenty (20) days prior to the record date specified therein a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such sale of the Corporation, reorganization, reclassification, recapitalization, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such sale of the Corporation, reorganization, reclassification, recapitalization, dissolution, liquidation or winding up.

Series B Preferred Stock

The Series B Preferred Stock shall have the powers, preferences, rights, qualifications, limitations and restrictions set forth as follows:

1.       Dividends. The holders of the Series B Preferred Stock shall be entitled to any dividend that is payable to the holders of the Corporation’s Common Stock. The holders of the Series B Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series B Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series B Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend.

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2.	Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.
2.1	Liquidation Payment Amount for Holders of Series B Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of Series A Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share equal to the Series B Original Issue Price (the amount payable pursuant to this sentence is hereinafter referred to as the “Series B Liquidation Amount”). The “Series B Original Issue Price” shall mean $50.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series B Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series B Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2       Deemed Liquidation Events.

2.2.1	Definition. Each of the following events shall be considered a “Deemed Liquidation Event”:

(a)       a merger, consolidation or share exchange in which:

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party

And, in either case, the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)       the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

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2.2.2    Effecting a Deemed Liquidation Event.

(a)       The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.2.1(a)(i) unless the agreement or plan of merger, consolidation or share exchange for such transaction (the “Merger Agreement”) provides that the consideration payable to the shareholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsection 2.1.

(b)       In the event of a Deemed Liquidation Event referred to in Subsection 2.2.1(a)(ii) or 2.2.1(b), if the Corporation does not effect a dissolution of the Corporation under the URBCA within 90 days after such Deemed Liquidation Event, then the Corporation shall send a written notice to each holder of Series B Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of the redemption of such shares of Series B Preferred Stock, and, if the Board so determines, the Corporation may use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its shareholders, all to the extent permitted by Utah law governing distributions to shareholders (the “Available Proceeds”), on the 150th day after such Deemed Liquidation Event (the “Redemption Date”), to redeem all outstanding shares of Series B Preferred Stock at a price per share equal to the Series B Liquidation Amount (the “Redemption Price”). Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series B Preferred Stock, the Corporation shall ratably redeem each holder’s shares of Series B Preferred Stock to the fullest extent of such Available Proceeds and shall redeem the remaining shares as soon as it may lawfully do so under Utah law governing distributions to shareholders. Prior to the distribution or redemption provided for in this Subsection 2.2.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

Each holder of Series B Preferred Stock shall surrender the certificate or certificates representing such shares to the Corporation at the principal office of the Corporation, or at such other place as may be designated by the Corporation, on or before the Redemption Date, and thereupon, on the Redemption Date, the Corporation shall pay the Redemption Price for such shares in immediately available funds, by wire transfer to an account designated by such holder or by certified or bank check payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. Each stock certificate surrendered for redemption shall be canceled and retired. From and after the Redemption Date, unless there shall have been a default in payment of the Redemption Price, all rights of the holders of the Series B Preferred Stock of the Corporation (except the right to receive the Redemption Price on surrender of their certificate or certificates) shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever. Shares of Series B Preferred Stock that are subject to redemption but that have not been redeemed and the Redemption Price paid due to insufficient legally available funds shall continue to be entitled to the conversion and other rights, preferences, privileges and restrictions of such Series B Preferred Stock until such shares have been redeemed and the Redemption Price has been paid.

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2.2.3	Notice of Liquidating Event. Written notice of any Deemed Liquidating Event stating, as applicable, a payment date or Redemption Date, the place where such payment or redemption shall be made, the amount of each payment in liquidation or the Redemption Price and calling on such holder to surrender to the Corporation, in the manner and at the place designated, its certificate or certificates representing its shares of Series B Preferred Stock, shall be given not less than 10 days before the payment date or Redemption Date stated therein, to each holder of record of Series B Preferred Stock at such holder’s address as shown in the records of the Corporation; provided, that, to the extent permitted hereunder, any holder of Series B Preferred Stock may convert its shares of Series B Preferred Stock to Common Stock during such period at any time before the close of business on the last full day preceding the payment date or Redemption Date stated in such notice.
2.2.4	Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the fair market value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The fair market value of such property, rights or securities shall be determined in good faith by the Board.
3.	Voting.
3.1	General. Notwithstanding anything to the contrary herein or in the Articles of Incorporation of the Company, except as provided below or otherwise expressly required by applicable law, the holders of Series B Preferred Stock shall not be entitled to vote. At any time when shares of Series B Preferred Stock are required to vote, the written consent or affirmative vote of the holders of at least 50% of the then outstanding shares of Series B Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, shall be binding on all Series B Preferred Stockholders. The holders of Series B Preferred Stock shall be entitled to vote on any proposed amendment to the Company’s Articles of Incorporation if such amendment would:

3.1.1 Effect an exchange or reclassification of all or part of the Series B Preferred Stock into shares of another class;

3.1.2 Effect an exchange or reclassification, or create the right of exchange, of all or part of the shares of another class of the Company into shares of Series B Preferred Stock;

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3.1.3 Adversely change the rights, preferences, or limitations of all or part of the shares of Series B Preferred Stock;

3.1.4 Change the shares of all or part of the Series B Preferred Stock into a different number of shares of Series B Preferred Stock;

3.1.5 Create a new class of shares having rights or preferences with respect to dissolution that are prior or superior to the shares of Series B Preferred Stock;

3.1.6 Increase the rights, preferences, or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to dissolution that are prior or superior to the shares of Series B Preferred Stock;

3.1.7 Limit or deny any existing preemptive right of all or part of the shares of the Series B Preferred Stock; or

3.1.8 Cancel or otherwise affect rights to distributions that have accumulated but not yet been authorized on all or part of the shares of the Series B Preferred Stock.

4.       Conversion.

The holders of the Series B Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

4.1	Right to Convert.
4.1.1	Conversion Ratio. Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into that number of fully paid and nonassessable shares of Common Stock (whether whole or fractional) that have a Fair Market Value, in the aggregate, equal to the Series B Conversion Price. The “Series B Conversion Price” shall initially be equal to $50.00. Such initial Series B Conversion Price, and the rate at which shares of Series B Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.
4.1.1.1	Except in the circumstances described in Section 4.1.1.2 below, “Fair Market Value” shall mean, as of any date of determination, 80% of the average closing price of a share of Common Stock on the principal exchange or market on which such shares are then trading for the 20 trading days immediately preceding such date.
4.1.1.2	In the event that the calculation of Fair Market Value pursuant to Section 4.1.1.1 would cause the Company to be in violation of any rule or policy of any national securities exchange or automated quotation system of a registered securities association that provides the primary platform for trading of the Common Stock (the "Primary Platform"), then "Fair Market Value" shall mean, as of any date of determination, the Permitted Percentage of the average closing price of a share of Common Stock on the principal exchange or market on which such shares are then trading for the Permitted Trading Days immediately preceding such date. "Permitted Percentage" shall be the greater of 80% or the lowest percentage that complies with the rules and policies of the Primary Platform. "Permitted Trading Days" shall be the lesser of 20 or the highest number of days that complies with the rules and policies of the Primary Platform.
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4.1.2	Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series B Preferred Stock.
4.1.3	Limitation on Conversion. Notwithstanding anything to the contrary contained herein, a holder’s right to exercise that holder’s Conversion Rights shall be limited to the extent necessary to ensure that, following such exercise, the total number of shares of Common Stock then beneficially owned by such holder and its affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with such holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “1934 Act”), does not exceed 4.99% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such conversion). For such purposes, beneficial ownership shall be determined in accordance with Section 13(d) of the 1934 Act and the rules and regulations promulgated thereunder.
4.2	Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series B Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall round the number of shares issued to the nearest whole number. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series B Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.
4.3	Mechanics of Conversion.
4.3.1	Notice of Conversion. In order for a holder of Series B Preferred Stock to voluntarily convert shares of Series B Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Series B Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series B Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series B Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder’s name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the “Conversion Time”), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Series B Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series B Preferred Stock represented by the surrendered certificate that were not converted into Common Stock and (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion.
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4.3.2	Reservation of Shares. The Corporation shall at all times when the Series B Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series B Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series B Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to the Articles of Incorporation. Before taking any action that would cause an adjustment reducing the Series B Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Series B Conversion Price.
4.3.3	Effect of Conversion. All shares of Series B Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor. Any shares of Series B Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Series B Preferred Stock accordingly.
4.3.4	No Further Adjustment. Upon any such conversion, no adjustment to the Series B Conversion Price shall be made for any declared but unpaid dividends on the Series B Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.
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4.3.5	Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock on behalf of the Corporation upon conversion of shares of Series B Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series B Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.
4.4	Adjustments to Series B Preferred.
4.4.1	Adjustment for Reclassification, Exchange and Substitution. If the Common Stock issuable on the conversion of Series B Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than as provided for in Subsection 4.4.2), then and in each such event the holder of each share of Series B Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable on such reorganization, reclassification or other change, by holders of the number of shares of Common Stock into which such shares of Series B Preferred Stock might have been converted immediately before such reorganization, reclassification, or change.
4.4.2	Sales, Reorganizations, Mergers or Consolidations. In case of any consolidation or merger of the Corporation with or into another entity, the sale, transfer or other disposition of all or substantially all of the assets of the Corporation to another person or the sale, transfer or other disposition of securities of the Corporation representing 50% or more of the combined voting power of the then outstanding securities of the Corporation (other than a consolidation, merger or sale treated as a Deemed Liquidating Event pursuant to Section 2 above), each share of Series B Preferred Stock shall thereafter be convertible into the kind and amount of shares of stock or other securities or property that a holder of the number of shares of Common Stock of the Corporation deliverable on conversion of Series B Preferred Stock would have been entitled on such consolidation, merger or sale; and in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions of Section 4 herein with respect to the rights and interest thereafter of the holders of Series B Preferred Stock, to the end that the provisions set forth in Section 4 herein shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other securities or property thereafter deliverable on the conversion of Series D Preferred Stock.
4.4.3	Certificate of Adjustment. On the occurrence of each adjustment or readjustment of the Series B Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms thereof and prepare and furnish to each holder of Series D Preferred Stock affected thereby a certificate setting forth such adjustment or readjustment and showing in detail the facts on which such adjustment or readjustment is based. The Corporation shall, on the written notice at any time of any holder of Series B Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (a) such adjustment or readjustment, (b) the Series D Conversion Price at the time in effect, and (c) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received on the conversion of such holder’s shares.
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5.	Preemptive Rights. Holders of Series B Preferred Stock shall not have preemptive rights to acquire shares of stock or securities convertible into shares of stock issued by the corporation.
6.	Waiver. Any of the rights, powers, preferences and other terms of the Series B Preferred Stock set forth herein may be waived on behalf of all holders of Series B Preferred Stock by the affirmative written consent or vote of the holders of more than 50% of the shares of Series B Preferred Stock then outstanding.
7.	Notices. Any notice required or permitted by the provisions of this designation to be given to a holder of shares of Series B Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation or given by electronic communication in compliance with the provisions of the URBCA and shall be deemed sent upon such mailing or electronic transmission.

Series C Preferred Stock

The Series C Preferred Stock shall have the powers, preferences, rights, qualifications, limitations and restrictions set forth as follows:

1.                Liquidation. Upon the liquidation, dissolution and winding up of the Corporation, the Holders of the outstanding shares of the Series C Preferred Stock shall be entitled to receive out of the net assets of the Corporation, before any amount shall be paid to the holders of any other class of stock, an amount in cash equal to the Series C Liquidation Preference, to be allocated among the Holders of Series C Preferred Stock on a per share basis, after which the Holders of Series C Preferred Stock shall have no further participation in the distribution of net assets. The "Series C Liquidation Preference" shall equal the sum of (a) five percent (5%) of the net assets of the Corporation available for distribution, multiplied by (b) a fraction, the numerator of which is the number of outstanding shares of Series C Preferred Stock and the denominator of which is Thirty Thousand (30,000).

2.                Voting.

A.	Ordinary Course. Except as set forth in Sections 2(B) or 2(C) below, the holders of the Series C Preferred Stock shall be entitled to vote in the same manner and with the same effect as the holders of Common Stock, voting together with the holders of Common Stock as a single class. For this purpose, the holders of Series C Preferred Stock shall be given notice of any meeting of stockholders as to which the holders of Common Stock are given notice in accordance with the bylaws of the Corporation. As to any matter on which the holders of Series C Preferred Stock shall be entitled to vote, the holder of a single share of Series C Preferred Stock shall have voting rights equal to 0.000166666% of the total shares entitled to vote by the holders of all of the then outstanding shares of voting stock of the Corporation, such that, if there are thirty thousand (30,000) shares of Series C Preferred Stock outstanding, then the holders of those shares will have five percent (5%) of the voting power of the Corporation.
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B.	The consent of the holders of a majority of the outstanding shares of Series C Preferred Stock, if any, voting as a separate class, shall be required to authorize (by action of the shareholders) or designate (by action of the board of directors) any class or series of capital stock of the Corporation with voting rights that would diminish the voting power of the holders of the Series C Preferred Stock.
C.	The consent of the holders of a majority of the outstanding shares of Series C Preferred Stock, if any, voting as a separate class, shall be required to authorize an Adverse Liquidation Event. An "Adverse Liquidation Event" shall be any Liquidation Event except a Liquidation Event that is preceded by an Exchange of the Series C Preferred Stock pursuant to Section 3 below. A "Liquidation Event" shall mean (a) any voluntary liquidation, dissolution or winding up of the Corporation or (b) any merger or statutory share exchange if following such merger or share exchange the holders of the Corporation's capital stock own less than a majority, by voting power, of the surviving or resulting corporation or its parent or (c) any sale or other transfer (including a pledge or other hypothecation) by the Corporation of any shares of capital stock of Varian Biopharmaceuticals, Inc., provided, however, that neither an Exchange pursuant to Section 3 below nor a distribution by the Corporation of up to four million five hundred thousand (4,500,000) shares of common stock of Varian Biopharmaceuticals, Inc., a Delaware corporation, to the shareholders of the Corporation shall be a Liquidation Event.

3.                Exchange.

A.	The outstanding shares of Series C Preferred Stock shall be exchangeable, in whole but not in part, for shares of the common stock of Varian Biopharmaceuticals, Inc., a Delaware corporation (the "Varian Shares") The Series C shares will be exchangeable at the option of the Corporation on any date after April 1, 2023 or any prior date on which occurs the closing of a Liquidation Event as defined in Section 2(C)(a) or 2(C)(b), but not as defined in Section 2(C)(c). Each share of Series C Preferred Stock will be exchangeable for one thousand (1,000) Varian Shares.
B.	The Corporation will mail to each record holder of the Series C Preferred Stock written notice of its intention to exchange the Varian Shares for the Series C Preferred Stock no less than 10 nor more than 60 days prior to the date designated by the Corporation for the exchange (the “Exchange Date”). The notice shall specify the Exchange Date and the place or places where certificates for shares of the Series C Preferred Stock are to be surrendered for Varian Shares.
C.	If the Corporation has complied with the provisions of this Section 3, then, notwithstanding that any certificates for shares of Series C Preferred Stock have not been surrendered for exchange, at the close of business on the Exchange Date the holders of the Series C Preferred Stock shall cease to be stockholders with respect to the Series C Preferred Stock and shall have no interest in or other claims against the Corporation by virtue thereof and shall have no voting or other rights with respect to the Series C Preferred Stock, except the right to receive the Varian Shares issuable upon such exchange upon surrender of their certificates, and the shares evidenced thereby shall no longer be deemed outstanding for any purpose.
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D.	The Varian Shares will be delivered by the Corporation to the persons entitled thereto upon surrender to the Corporation or its agent appointed for that purpose of the certificates for the shares of Series C Preferred Stock.

4.                Notices of Record Date. Upon (i) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any sale of the Corporation, capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall mail to each holder of Series C Preferred Stock at least twenty (20) days prior to the record date specified therein a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such sale of the Corporation, reorganization, reclassification, recapitalization, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such sale of the Corporation, reorganization, reclassification, recapitalization, dissolution, liquidation or winding up.

Undesignated Preferred Stock

The Board of Directors shall have authority, without shareholder approval and by resolution of the Board of Directors, to amend the Corporation's Articles of Incorporation to divide the class of Preferred Stock into series, to designate each such series by a distinguishing letter, number or title so as to distinguish the shares thereof from the shares of all other series and classes, and to fix and determine the following relative rights and preferences of the shares of each series so established, including (i) the rate of dividend, (ii) the price at which, and the terms and conditions on which, the shares may be redeemed, (iii) the amount payable upon the shares in the event of involuntary liquidation, (iv) the amount payable upon the shares in the event of voluntary liquidation, (v) any sinking fund provision for the redemption or purchase of the shares, and (vi) the terms and conditions on which the shares may be converted to shares of another series or class, if the shares of any series are issued with the privilege of conversion.

Any stock of the Corporation which is fully paid shall not be subject to further call or assessment for any purpose.

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